UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.9)

NAVISTAR INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

63934E108

(CUSIP Number)

Dr. Klaus Schartel

TRATON SE

Dachauer Str. 641

80995 München

+49 89 36098 70

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. TRATON SE f/k/a Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 2 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 2 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2 shares of Common Stock *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2 shares of Common Stock *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No.
1.	Names of Reporting Persons. TRATON US Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 2 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement (this “Statement”) constitutes Amendment Number 9 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on April 18, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed on January 30, 2020 (“Amendment No. 2”), Amendment No. 3 thereto filed on September 10, 2020 (“Amendment No. 3”), Amendment No. 4 thereto filed on October 14, 2020 (“Amendment No. 4”), Amendment No. 5 thereto filed October 19, 2020 (“Amendment No. 5”), Amendment No. 6 thereto filed November 7, 2020 (“Amendment No. 6”), Amendment No. 7 thereto filed on December 4, 2020 (“Amendment No. 7”) and Amendment No. 8 thereto filed on February 26, 2021 (“Amendment No. 8” and collectively, with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

The purpose of this Statement is to report that on July 1, 2021, the Issuer, TRATON SE, a public company organized under the laws of Germany (“TRATON”) and Dusk Inc., a Delaware corporation and a wholly owned indirect subsidiary of TRATON (“Merger Sub”), completed the transactions contemplated by the Agreement and Plan of Merger, dated November 7, 2020, by and among the Issuer, TRATON and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation as an indirect a subsidiary of TRATON (the “Surviving Corporation”). This Statement constitutes an exit filing of each of the Reporting Persons in respect of the Common Stock previously reported as beneficially owned by the Reporting Persons.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented to include the following:

On July 1, 2021, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the Surviving Corporation and a direct subsidiary of TRATON US Inc. (“TRATON US”). In accordance with the terms and conditions of the Merger Agreement, as of immediately following the Effective Time, the only outstanding shares of capital stock of the Surviving Corporation consist of two issued and outstanding shares of common stock of the Surviving Corporation, all of which are owned by TRATON US, and one share of Series B Nonconvertible Junior Preference Stock of the Surviving Corporation.

Item 5. Interest in Securities of the Issuer

Items 5(a) - (c) are hereby amended in their entirety by replacing them with the following:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. TRATON US is the direct holder of two shares of Common Stock, which represents 100% of the shares of Common Stock outstanding based on two shares of Common Stock outstanding as of July 1, 2021. Volkswagen AG (“Volkswagen”) and TRATON are deemed to have beneficial ownership of the two shares of Common Stock directly owned by TRATON US. Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any shares of Common Stock.

(b) TRATON US has shared power to vote and dispose of two shares of Common Stock. TRATON has shared power to vote and dispose of two shares of Common Stock. Volkswagen has shared power to vote and to dispose of two shares of Common Stock.

(c) Except for the Merger Agreement and the transactions described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits

Exhibit 23: Joint Filing Agreement, dated as of July 1, 2021, by and between the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRATON SE

July 1, 2021
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer

July 1, 2021
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer

VOLKSWAGEN AG

July 1, 2021
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer of TRATON SE

July 1, 2021
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer of TRATON SE

TRATON US INC.

July 1, 2021
Date

/s/ Franz Haslinger
Signature

Franz Haslinger, Secretary and Treasurer

July 1, 2021
Date

/s/ Do Young Kim
Signature

Do Young Kim, Chairman

Exhibit 23

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Navistar International Corporation and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this day of July 1 , 2021.

VOLKSWAGEN AG

By:	/s/ Matthias Gründler
Name:	Matthias Gründler
Title:	Chief Executive Officer of TRATON SE

By:	/s/ Christian Schulz
Name:	Christian Schulz
Title:	Chief Financial Officer of TRATON SE

TRATON SE

By:	/s/ Matthias Gründler
Name:	Matthias Gründler
Title:	Chief Executive Officer

By:	/s/ Christian Schulz
Name:	Christian Schulz
Title:	Chief Financial Officer

TRATON US Inc.

By:	/s/ Franz Haslinger
Name:	Franz Haslinger
Title:	Secretary and Treasurer

By:	/s/ Do Young Kim
Name:	Do Young Kim
Title:	Chairman